AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 6, 2021

1933 Act File No. 333-248959

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ ]

PRE-EFFECTIVE AMENDMENT NO. __	[ ]

POST-EFFECTIVE AMENDMENT NO. 1	[X]

Guinness Atkinson Funds

(Exact Name of Registrant as Specified in Charter)

225 South Lake Avenue, Suite 216
Pasadena, California 91101
(Address of Principal Executive Offices, including Zip Code)
Registrant's Telephone Number, Including Area Code: (626) 628-2787

James J. Atkinson, President
Guinness Atkinson Funds
225 South Lake Avenue, Suite 216
Pasadena, California 91101
(Name and Address of Agent for Service)

Please send copies of communications to:

Alexandra Alberstadt, Esq.
Practus LLP
Main Address: 11300 Tomahawk Creek Pkwy, Ste. 310
Leawood, KS 66211
(332) 333-1979

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Shares of beneficial interest, no par value per share, in the following series of the Registrant:

•	SmartETFs Asia Pacific Dividend Builder ETF, a series of Guinness Atkinson Funds

•	SmartETFs Dividend Builder ETF, a series of Guinness Atkinson Funds

No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Guinness Atkinson Funds (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Registrant’s Registration Statement on Form N-14 filed on February 26, 2021. This Post-Effective Amendment No. 1 is being filed for purpose of adding the final tax opinion as an exhibit to Part C of the Registration Statement.

PART C

Item 15.	Indemnification

Article X, Section 10.02 of Registrant’s Delaware Trust Instrument, incorporated herein by reference to Exhibit 1(b) to Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-1A filed electronically on March 20, 1997, provides for the indemnification of Registrant’s Trustees and officers, as follows:

“Section 10.02 Indemnification.”

(a) Subject to the exceptions and limitations contained in Subsection 10.02(b):

(i) every person who is, or has been, a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

(ii) the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person:

(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii) in the event of a settlement, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

(d) Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in Subsection (a) of this Section 10.02 may be paid by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 10.02; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Section 10.02.”

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers, and controlling persons or Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Investment Company Act of 1940, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

1) Charter Documents:

a.	Certificate of Trust dated March 6, 1997 is herein incorporated by reference to Exhibit B1(a) to the Registrant’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A, filed with the Securities and Exchange Commission (“SEC”) on March 20, 1997.

(i)	Amendment dated September 8, 2000 to the Certificate of Trust is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A, filed with the SEC on October 13, 2000.

(ii)	Amendment dated April 25, 2003 to the Certificate of Trust is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A filed with the SEC on April 29, 2020.

b.	Trust Instrument dated March 6, 1997 is herein incorporated by reference to Exhibit B1(b) to the Registrant’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A, filed with the SEC on March 20, 1997.

(i)	Amendment dated September 28, 2000 to the Trust Instrument is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A, filed with the SEC on October 13, 2000.

(ii)	Schedule A dated November 14, 2005 to the Trust Instrument is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A, filed with the SEC on April 28, 2006.

(iii)	Amended and Restated Schedule A to Trust Instrument is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A filed with the SEC on June 28, 2019.

(iv)	Amendment dated September 9, 2019 to the Trust Instrument is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A filed with the SEC on April 29, 2020.

2)	By-Laws:

a.	By-laws revised as of November 14, 2005 are herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A, filed with the SEC on April 28, 2006.

3)	Not applicable.

4)	Agreement and Plan of Reorganization:

a.	Form of Agreement and Plan of Reorganization is herein incorporated by reference to Appendix A to Part A of the Registration Statement on Form N-14 filed with the SEC on February 26, 2021.

5)	Instruments Defining Rights of Security Holders is incorporated by reference to Registrant’s Trust Instruments and By-Laws.

6)	Investment Management Agreements:

a.	Form of Investment Advisory Agreement between Registrant and the Adviser with respect to SmartETFs Asia Pacific Dividend Builder ETF and SmartETFs Dividend Builder ETF is herein incorporated by reference to Exhibit (d)(4) to the Registrant's Post-Effective Amendment No. 112 to the Registration Statement on Form N-1A filed with the SEC on September 14, 2020.

7)	Distribution Agreements:

a.	Form of Distribution Agreement between the Adviser and Foreside Fund Services, LLC with respect to SmartETFs Asia Pacific Dividend Builder ETF and SmartETFs Dividend Builder ETF is incorporated by reference to Registration Statement on Form N-1A filed with the SEC on September 21, 2020.

c.	Form of Authorized Participant Agreement is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A filed with the SEC on June 28, 2019.

8)	Not applicable.

9)	Custody Agreements:

a.	Form of Custodian Agreement between Registrant and Brown Brothers Harriman & Co. (“BBH&Co.”) dated September 14, 2009 is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A, filed with the SEC on April 30, 2010.

(i)	Amendment to Exhibit A is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A, filed with the SEC on March 30, 2012.

(ii)	Form of Amendment to Custodian Agreement between Registrant and BBH&Co. is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A filed with the SEC on June 28, 2019.

10)	Distribution Plan and Rule 18f-3 Plan:

a.	Distribution and Service Plan dated April 28, 1997 is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A, filed with the SEC on April 25, 1997.

b.	Amended Schedule A to Rule 12b-1 Distribution and Service Plan is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A filed with the SEC on April 29, 2020.

c.	Rule 18f-3 Plan – Not Applicable

11)	Opinion of Counsel:

a.	Opinion and consent of counsel as to the legality of the securities being registered is herein incorporated by reference to Exhibit 16.11(a) of the Registrant’s Registration Statement on Form N-14 filed with the SEC on February 26, 2021.

12)	Form of opinion as to tax matters and consent – filed herewith.

13)	Other Material Contracts:

a.	Form of Fund Administration Servicing Agreement between Registrant and Mutual Fund Administration Corporation dated September 14, 2009 is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A, filed with the SEC on April 30, 2010.

(i)	Amendment to Schedule B is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A, filed with the SEC on March 30, 2012.

(ii)	Form of Amendment to Fund Administration Servicing Agreement between Registrant and Mutual Fund Administration LLC is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A filed with the SEC on June 28, 2019.

b.	Administrative Agency Agreement and Amendment to Administrative Agency Agreement between Registrant and Brown Brothers Harriman & Co. is herein incorporated by reference to the Registrant’s Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A filed with the SEC on April 29, 2020.

c.	Form of Expense Limitation Agreement between Registrant and the Adviser with respect to the SmartETFs Asia Pacific Dividend Builder ETF and SmatETFs Dividend Builder ETF is herein incorporated by reference to Exhibit (h)(11) to the Registrant's Post-Effective Amendment No. 112 to the Registration Statement on Form N-1A filed with the SEC on September 14, 2020

d.	Form of Transfer Agency and Registrar Service Agreement between Registrant and American Stock Transfer & Trust Company, LLC., is herein incorporated by reference to Exhibit 16.13(d) of the Registrant’s Registration Statement on Form N-14 filed with the SEC on February 18, 2021.

14)	Other Opinions:

a.	Consent of Tait, Weller & Baker LLP is herein incorporated by reference to Exhibit 16.14(a) of the Registrant’s Registration Statement on Form N-14 filed with the SEC on February 26, 2021.

15)	Not applicable.

16)	Powers of Attorney is herein incorporated by reference to Exhibit 16 to the Registrant’s Registration Statement on Form N-14 filed with the SEC on September 22, 2020.

17)	Additional Exhibits:

Item 17.	Undertakings

1.	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of the registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

3.	The undersigned registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the combined proxy statement and prospectus within a reasonable time after the receipt of such opinion in a post-effective amendment to this registration statement.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, duly authorized, in the City of Pasadena, and State of California, on the 6th day of April 2021.

GUINNESS ATKINSON FUNDS

By:	/s/ James Atkinson
James Atkinson
President and Principal Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ James Atkinson
James Atkinson	President and Principal Executive Officer (Principal Executive Officer)
/s/ J.I. Fordwood†
J.I. Fordwood	Trustee

/s/ Timothy Guinness†
Timothy Guinness	Trustee

/s/ Bret A. Herscher†
Bret A. Herscher	Trustee

/s/ Susan Penry-Williams†
Susan Penry-Williams	Trustee

/s/ J. Brooks Reece, Jr. †
J. Brooks Reece, Jr.	Trustee

/s/ Rita Dam
Rita Dam	Treasurer and Principal Financial Officer
(Principal Accounting Officer and Principal Financial Officer)

†By:	/s/ Rita Dam

Rita Dam

Pursuant to powers of attorney incorporated herein by reference to the Registrant’s Registration Statement on Form N-14. Registration No.333-248959 filed on September 22, 2020.

Exhibit Index

Opinion as to Tax Matters and Consent	EX-16.12